May 18, 2017

VIA EDGAR

Daniel Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Pendrell Corporation

Second Amended Schedule 13E-3

Filed May 9, 2017

File No. 005-81926

Revised Definitive Proxy Statement on Schedule 14A

Filed May 9, 2017

File No. 001-33008

Dear Mr. Duchovny:

This letter, submitted on behalf of Pendrell Corporation (the “Company”), addresses your letter dated May 18, 2017, regarding the Company’s Second Amended Schedule 13E-3 and revised Definitive Proxy Statement on Schedule 14A filed on May 9, 2017 (the “Proxy Statement”). The responses below address the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission and describe changes that we intend to make to the Proxy Statement to address the Staff’s comments. For reference purposes, the Staff’s comments have been reproduced below (in bold), with the Company’s response below each comment. Capitalized terms used and not defined in this letter have meanings given to them in the Proxy Statement.

Definitive Revised Proxy Statement

1.	Provide the information required by Item 1004(e) of Regulation M-A in the proxy statement to be delivered to shareholders.

Company Response: The Company respectfully notes that page 4 of the Proxy Statement states: “Neither the Special Committee nor the Board received any reports, opinions or appraisals from

2300 Carillon Point Kirkland, WA 98033 www.pendrell.com 425.278.7100

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an outside party relating to the fairness of the Reverse Stock Split, nor did the Special Committee or the Board retain any outside party to act solely on behalf of unaffiliated shareholders or to prepare a report concerning the fairness of the transaction.” The Company further respectfully notes that page 4 of the Proxy Statement states: “The Special Committee and the Board determined that all shareholders (affiliated or unaffiliated) will be treated equally in the Reverse Stock Split, with such treatment depending simply on whether they hold shares of our Common Stock in multiples of 100.”

To fully address the Staff’s comment, we will add: “The Company has not made any special provision to grant unaffiliated security holders access to corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.”

Reasons for the Reverse Stock Split, page 2

2.	Revise this section to explain why the company has engaged in the going private transaction at this time. See Item 1013(c) of Regulation M-A.

Company Response: The Company respectfully notes that page 1 of the Proxy Statement states: “If we are relieved of Reporting Requirements, and thereafter proceed with De-registration and De-listing, we anticipate significant annual cost savings, likely more than $1 million per year. We also anticipate increased operational flexibility, firmer confidentiality commitments, and visibility to potential business partnerships that are not available as a reporting company.” Similar statements appear on pages 2, 48 and 49 of the Proxy Statement, and page 48 of the Proxy Statement states: “If our shareholders do not approve this proposal, our number of record holders may remain above 300, in which case Reporting Requirements will continue to apply, and we will not achieve the cost savings and strategic flexibility that would accompany De-registration.”

To fully address the Staff’s comment, we will add: “The Board is therefore recommending the Reverse Stock Split at this time to allow the Company to de-register and de-list prior to the end of 2017, thereby triggering cost savings, operational flexibility and visibility to potential business partnerships no later than January 1, 2018.”

Fairness of the Reverse Stock Split, page 3

3.	Please revise here and throughout the filing to more clearly and consistently articulate whether the company has determined that the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Company Response: The Company respectfully notes that page 4 of the Proxy Statement states: “The Special Committee and the Board determined that all shareholders (affiliated or unaffiliated) will be treated equally in the Reverse Stock Split, with such treatment depending simply on whether they hold shares of our Common Stock in multiples of 100.”

To fully address the Staff’s comment, we will make the following additions to the Proxy Statement: (1) after the sentence identified above, we will add: “Consistent with this

2300 Carillon Point Kirkland, WA 98033 www.pendrell.com 425.278.7100

May 18, 2017

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determination, neither the Special Committee nor the Board differentiated between affiliated and non-affiliated shareholders when assessing the fairness of the Reverse Stock Split”; (2) in the bullet regarding the “Fairness of Transaction” in the Summary Term Sheet for Proposal 4, we will add the words “substantively and procedurally” before the word “fair” when stating that the Reverse Stock Split is fair to shareholders; and (3) in the first sentence of section entitled “Fairness of the Reverse Stock Split” in the Special Factors Regarding Proposal, we will add the words “substantively and procedurally” before the word “fair” when stating that the Reverse Stock Split is fair to shareholders.

Fairness of the Reverse Stock Split, page 3

4.	We reissue prior comment 20. Your disclosure does not address the factors described in instruction 2 to Item 1014 of Regulation M-A or Item 1014(d).

Company Response: The Company respectfully notes that instruction 2 to Item 1014 of Regulation M-A states: “The factors that are important in determining the fairness of a transaction to unaffiliated security holders and the weight, if any, that should be given to them in a particular context will vary” (emphasis added). Page 4 of the Proxy Statement currently states: “In making the determination that the Reverse Stock Split is fair to shareholders, the Board and the Special Committee considered the factors listed below under “Advantages of the Reverse Stock Split” and “Disadvantages of the Reverse Stock Split,” as well as various alternatives to the Reverse Stock Split as described above under “Alternatives Considered.” Thereafter, pages 49 and 50 of the Proxy Statement contain a list and detailed discussion of each of the referenced factors.

To fully address the Staff’s comment, after the page 4 language referenced above, the Company will add the following: “These are the only factors the Special Committee and Board considered in determining that the Reverse Stock Split is fair to shareholders, as they did not deem any other factors relevant to their fairness inquiry.”

Voting Securities and Principal Holders, page 11

5.	Please disclose the substance of your response to prior comment 7.

Company Response: To address the Staff’s comment, in the section entitled “Principal Effects of the Reverse Stock Split,” we will add: “Except for the extremely nominal impact of the redemption of fractional shares, which may change ownership percentages by no more than one-tenth of one percent (0.01%), the Reverse Stock Split will not prompt any change in percentage ownership, meaning that any resulting nominal percentage change will not alter the ownership percentages reported in the beneficial ownership tables in this Proxy Statement.”

2300 Carillon Point Kirkland, WA 98033 www.pendrell.com 425.278.7100

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Deliberations, page 47

6.	We reissue prior comment 12 as it related to the scope of the Special Committee’s authority and the names of its members.

Company Response: The Company respectfully notes that page 2 of the Proxy Statement states: “In January 2016, our Board formed a special committee, consisting of the Board’s four independent directors (the “Special Committee”) and tasked the Special Committee with assessing the benefits and detriments of the Company’s Reporting Requirements and Nasdaq listing.” On page 4, the Proxy Statement states: “Our Board established the Special Committee in January 2016 to assess the Company’s status as a Nasdaq listed reporting company. The Special Committee is comprised of the four directors who are independent of management and qualify as independent as that term is defined in Rule 5605(a)(2) of the Nasdaq listing standards.” Page 24 of the Proxy Statement expands on this information as follows: “The Special Committee consists of all four of the Company’s independent directors. The Special Committee was formed in January 2016 in response to the drop in the Company’s stock price below the $1.00 per share minimum required to maintain a Nasdaq listing. Our Board tasked the Special Committee’s with determining whether to rectify the deficient stock price and with assessing the benefits and detriments of the Company’s SEC reporting obligations and Nasdaq listing.”

To fully address the Staff’s comment, after the information referenced above, we plan to add: “The Special Committee completed its work, as reflected in its recommendations to the Board on March 8, 2017. Members of the Special Committee were not separately compensated for their work, apart from their normal Board compensation, which is described in detail in the Compensation Discussion & Analysis section of this Proxy Statement. The Special Committee has not yet been discharged, but has been inactive following its issuance of recommendations to the Board.”

7.	We note your response to prior comment 13. Revise the second paragraph of this section to describe the matters discussed with management, advisors and shareholders between March 9 and 23, 2017. Also, tell us supplementally, with a view toward disclosure, who the advisors and shareholders were.

Company Response: To address the Staff’s comment, the Company will revise the language on age 47 of the Proxy Statement. Specifically, the Company will delete the following language on Page 47: “On March 23, 2017, after further discussions with management, advisors and shareholders, and further review and consideration, the Board determined that consummation of the Reverse Stock Split should be deferred until no earlier than the fourth quarter of 2017 to assure procedural fairness.” The foregoing language will be replaced with the following language: “Following the public announcement of the Board’s recommendation of the Reverse Stock Split, the Company received unsolicited feedback from approximately twenty different shareholders, a minority of whom expressed concern with the expedited timing of the proposed Reverse Stock Split. After considering these shareholder comments and discussing them with management and counsel, the Board determined that consummation of the Reverse Stock Split should be deferred until no earlier than the fourth quarter of 2017 to assure procedural fairness. Therefore, if the shareholders approve the Reverse Stock Split, the Board will not implement the Reverse Stock Split prior to the fourth quarter of 2017.”

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2300 Carillon Point Kirkland, WA 98033 www.pendrell.com 425.278.7100

May 18, 2017

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The Company also advises the Staff that it will clarify in the next filing of its Proxy Statement that the first proxy card filed with the Proxy Statement is for record holders, and the second proxy card filed with the Proxy Statement is for brokers who hold shares in street name (and may not vote by telephone or Internet).

Please contact me at (425) 828-8404 or John Rafferty of Morrison & Foerster LLP at (415) 268-6897 if you have any questions about the foregoing.

Sincerely,

/s/ Tim Dozois
Tim Dozois
Corporate Counsel
Pendrell Corporation

cc:	John Rafferty (Partner at Morrison & Foerster)

2300 Carillon Point Kirkland, WA 98033 www.pendrell.com 425.278.7100